Exhibit 19.1

SilverBox Corp IV

Statement of Policy Concerning Trading in Company Securities

Adopted August 15, 2024

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I.	SUMMARY OF POLICY CONCERNING TRADING IN COMPANY SECURITIES

It is SilverBox Corp IV’s and its subsidiaries’ (collectively, the “Company”) policy that it will, without exception, comply with all applicable laws and regulations in conducting its business. Each employee and each director is expected to abide by this policy. When carrying out Company business, employees and directors must avoid any activity that violates applicable laws or regulations. In order to avoid even an appearance of impropriety, the Company’s directors, officers and certain other employees are subject to pre-approval requirements and other limitations on their ability to enter into transactions involving the Company’s securities. Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), the entry into, amendment or termination of any such written trading plan is subject to pre-approval requirements and other limitations.

II.	THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES

A.General Rule.

The U.S. securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. U.S. securities laws give the Company, its officers and directors, and other employees the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities.

All employees and directors should pay particularly close attention to the laws against trading on “inside” information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. For example, if an employee or a director of a company knows material non-public financial information, that employee or director is prohibited from buying or selling shares in the company until the information has been disclosed to the public. This is because the employee or director knows information that will probably cause the share price to change, and it would be unfair for the employee or director to have an advantage (knowledge that the share price will change) that the rest of the investing public does not have. In fact, it is more than unfair; it is considered to be fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.

The general rule can be stated as follows: It is a violation of federal securities laws for any person to buy or sell securities if he or she is in possession of material inside information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. It is inside information if it has not been publicly disclosed in a manner making it available to investors generally on a broad-based non- exclusionary basis. Furthermore, it is illegal for any person in possession of material inside information to provide other people with such information or to recommend that they buy or sell the securities. (This is called “tipping”). In that case, they may both be held liable.

The U.S. Securities and Exchange Commission (the “SEC”), the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading. A breach of the insider trading laws could expose the insider to criminal fines up to three times the profits earned and imprisonment up to ten years, in addition to civil penalties (up to three times of the profits earned), and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws also subject controlling persons to civil penalties for illegal insider trading by employees, including employees located outside the United States. Controlling persons include directors, officers, and supervisors. These persons may be subject to fines up to the greater of $1,000,000 or three times profit (or loss avoided) by the insider trader.

Inside information does not belong to the individual directors, officers or other employees who may handle it or otherwise become knowledgeable about it. It is an asset of the Company. For any person to use such information for personal benefit or to disclose it to others outside the Company violates the Company’s interests. More particularly, in connection with trading in the Company’s securities, it is a fraud against members of the investing public and against the Company.

B.Who Does the Policy Apply To?

The prohibition against trading on inside information applies to directors, officers and all other employees, and to other people who gain access to that information. The prohibition applies to both domestic and international employees of the Company and its subsidiaries. Because of their access to confidential information on a regular basis, Company policy subjects its directors and certain employees (the “Window Group”) to additional restrictions on trading in Company securities. The restrictions for the Window Group are discussed in Section II.F below. In addition, directors and certain employees with inside knowledge of material information may be subject to ad hoc restrictions on trading from time to time.

C.Other Companies’ Securities.

Employees and directors who learn material information about suppliers, customers, or competitors through their work at the Company, should keep it confidential and not buy or sell securities in such companies until the information becomes public. Employees and directors should not give tips about such securities.

D.Hedging and Derivatives.

Employees and directors are prohibited from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities.

Trading in options or other derivatives is generally highly speculative and very risky. People who buy options are betting that the share price will move rapidly. For that reason, when a person trades in options in his or her employer’s securities, it will arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for an employee or director to prove that he or she did not know about the announcement or event.

If the SEC or the stock exchanges were to notice active options trading by one or more employees or directors of the Company prior to an announcement, they would investigate. Such an investigation could be embarrassing to the Company (as well as expensive), and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits its employees and directors from trading in options or other derivative securities involving the Company’s securities. This policy does not pertain to employee share options granted by the Company. Employee share options cannot be traded.

E.Pledging of Securities, Margin Accounts.

Pledged securities may be sold by the pledgee without the pledgor’s consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an employee or a director has material inside information or is otherwise not permitted to trade in Company securities, the Company prohibits employees and directors from pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account.

F.General Guidelines.

The following guidelines should be followed in order to ensure compliance with applicable antifraud laws and with the Company’s policies:

1.Nondisclosure. Material inside information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it.

2.Trading in Company Securities. No employee or director should place a purchase or sale order, or recommend that another person place a purchase or sale order in the Company’s securities when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. This includes orders for purchases and sales of shares and convertible securities. The exercise of employee share options is not subject to this policy. However, shares that were acquired upon exercise of a share option will be treated like any other shares, and may not be sold by an employee who is in possession of material inside information. Any employee or director who possesses material inside information should wait until the start of the third business day after the information has been publicly released before trading.

3.Avoid Speculation. Investing in the Company’s common shares provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the employee or director in conflict with the best interests of the Company and its shareholders. Although this policy does not mean that employees or directors may never sell shares, the Company encourages employees and directors to avoid frequent trading in Company securities. Speculating in Company securities is not part of the Company culture.

4.Trading in Other Securities. No employee or director may place a purchase or sale order, or recommend that another person place a purchase or sale order, in the securities of another corporation, if the employee or director learns in the course of his or her employment confidential information about the other corporation. For example, it would be a violation of the securities laws if an employee or director learned through Company sources that the Company intended to purchase assets from a company, and then placed an order to buy or sell securities in that other company.

5.Restrictions on the Window Group. The Window Group consists of (i) directors and executive officers of the Company and their assistants and individuals with whom they share a household, (ii) subset of employees in the financial reporting or business development group and (iii) such other persons as may be designated from time to time and informed of such status by an executive officer of the Company (a “Designated Officer”). The Window Group is subject to the following restrictions on trading in Company securities:

●	trading is permitted from the start of the third trading day following an earnings release with respect to the preceding fiscal period until the first calendar day of the last month of the then current fiscal quarter (the “Window”), subject to the restrictions below;
●	all trades are subject to prior review and approval;
●	pre-clearance for all trades must be obtained from a Designated Officer;
●	no trading is permitted outside the Window except for reasons of exceptional personal hardship and subject to prior review by the Chief Executive Officer and a Designated Officer; provided that, if one of these individuals wishes to trade outside the Window, it shall be subject to prior review by the other; and
●	individuals in the Window Group are also subject to the general restrictions on all employees.

Note that at times the Chief Executive Officer or a Designated Officer may determine that no trades may occur even during the Window when clearance is requested. No reasons may be provided and the closing of the Window itself may constitute material inside information that should not be communicated.

The foregoing Window Group restrictions do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Exchange Act (“10b5-1 Plans”). However, Window Group members may not enter into, amend or terminate a 10b5-1 Plan relating to Company securities without the prior approval of a Designated Officer, which will only be given during a Window period.

G.Applicability of U.S. Securities Laws to International Transactions.

All employees of the Company and its subsidiaries are subject to the restrictions on trading in Company securities and the securities of other companies. The U.S. securities laws may be applicable to the securities of the Company’s subsidiaries or affiliates, even if they are located outside the U.S. Transactions involving securities of subsidiaries or affiliates should be carefully reviewed by counsel for compliance not only with local law but also for possible application of U.S. securities laws.

III.	OTHER LIMITATIONS ON SECURITIES TRANSACTIONS

A.Public Resales – Rule 144.

The U.S. Securities Act of 1933 (the “Securities Act”) requires every person who offers or sells a security to register such transaction with the SEC unless an exemption from registration is available. Rule 144 under the Securities Act is the exemption typically relied upon for (i) public resales by any person of “restricted securities” (i.e., unregistered securities acquired in a private offering or sale) and (ii) public resales by directors, officers and other control persons of a company (known as “affiliates”) of any of the Company’s securities, whether restricted or unrestricted.

The exemption in Rule 144 may only be relied upon if certain conditions are met. These conditions vary based upon whether the Company has been subject to the SEC’s reporting requirements for 90 days (and is therefore a “reporting company” for purposes of the rule) and whether the person seeking to sell the securities is an affiliate or not.

1.Holding Period. Restricted securities issued by a reporting company (i.e., a company that has been subject to the SEC’s reporting requirements for at least 90 days) must be held and fully paid for a period of six months prior to their sale. Restricted securities issued by a non-reporting company are subject to a one-year holding period. The holding period requirement does not apply to securities held by affiliates that were acquired either in the open market or in a public offering of securities registered under the Securities Act. Generally, if the seller acquired the securities from someone other than the Company or an affiliate of the Company, the holding period of the person from whom the seller acquired such securities can be “tacked” to the seller’s holding period in determining if the holding period has been satisfied.

2.Current Public Information. Current information about the Company must be publicly available before the sale can be made. The Company’s periodic reports filed with the SEC ordinarily satisfy this requirement. If the seller is not an affiliate of the Company issuing the securities (and has not been an affiliate for at least three months) and one year has passed since the securities were acquired from the issuer or an affiliate of the issuer (whichever is later), the seller can sell the securities without regard to the current public information requirement.

Rule 144 also imposes the following additional conditions on sales by persons who are “affiliates.” A person or entity is considered an “affiliate,” and therefore subject to these additional conditions, if it is currently an affiliate or has been an affiliate within the previous three months.

3.Volume Limitations. The amount of debt securities which can be sold by an affiliate during any three-month period cannot exceed 10% of a tranche (or class when the securities are non-participatory preferred shares), together with all sales of securities of the same tranche sold for the account of the affiliate. The amount of equity securities that can be sold by an affiliate during any three-month period cannot exceed the greater of (i) one percent of the outstanding shares of the class or (ii) the average weekly reported trading volume for shares of the class during the four calendar weeks preceding the time the order to sell is received by the broker or executed directly with a market maker.

4.Manner of Sale. Equity securities held by affiliates must be sold in unsolicited brokers’ transactions, directly to a market-maker or in riskless principal transactions.

5.Notice of Sale. An affiliate seller must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000. See “Filing Requirements”.

Bona fide gifts are not deemed to involve sales of shares for purposes of Rule 144, so they can be made at any time without limitation on the amount of the gift. Donees who receive restricted securities from an affiliate generally will be subject to the same restrictions under Rule 144 that would have applied to the donor, depending on the circumstances.

B.Private Resales.

Directors and officers also may sell securities in a private transaction without registration. Although there is no statutory provision or SEC rule expressly dealing with private sales, the general view is that such sales can safely be made by affiliates if the party acquiring the securities understands he is acquiring restricted securities that must be held for at least six months (if issued by a reporting company that meets the current public information requirements) or one-year (if issued by a non-reporting company) before the securities will be eligible for resale to the public under Rule 144. Private resales raise certain documentation and other issues and must be reviewed in advance by a Designated Officer.

C.Underwriter Lock-Up Agreements.

Our sponsor, SilverBox Sponsor IV LLC and directors of the Company have agreed to additional limitations on their ability to transfer, pledge or convey any of the economic consequences of ownership of:

i.	any Company securities prior to the expiration of the 180-day lock-up period commencing on the effective date of the underwriting agreement, or
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any founder shares until the earlier of (A) one year after the completion of an initial business combination or (B) subsequent to the initial business combination, (x) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property, or (y) the last reported sale price of the Company’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s initial business combination, the founder shares shall be automatically released from the aforementioned lock-up.

D.Restrictions on Purchases of Company Securities.

In order to prevent market manipulation, the SEC adopted Regulation M under the U.S. Exchange Act. Regulation M generally restricts the Company or any of its affiliates from buying Company shares, including as part of a share buyback program, in the open market during certain periods while a distribution, such as a public offering, is taking place. You should consult with a Designated Officer if you desire to make purchases of Company shares during any period that the Company is making conducting an offering or buying shares from the public.

E.Disgorgement of Profits on Short-Swing Transactions – Section 16(b).

Section 16 of the 1934 Act applies to directors and officers of the Company and to any person owning more than ten percent of any registered class of the Company’s equity securities. The section is intended to deter such persons (collectively referred to below as “insiders”) from misusing confidential information about their companies for personal trading gain. Section 16(a) requires insiders to publicly disclose any changes in their beneficial ownership of the Company’s equity securities (see “Filing Requirements”, below). Section 16(b) requires insiders to disgorge to the Company any “profit” resulting from “short-swing” trades, as discussed more fully below. Section 16(c) effectively prohibits insiders from engaging in short sales (see “Prohibition of Short Sales”, below).

Under Section 16(b), any profit realized by an insider on a “short-swing” transaction (i.e., a purchase and sale, or sale and purchase, of the Company’s equity securities within a period of less than six months) must be disgorged to the Company upon demand by the Company or a shareholder acting on its behalf. By law, the Company cannot waive or release any claim it may have under Section 16(b), or enter into an enforceable agreement to provide indemnification for amounts recovered under the section.

Liability under Section 16(b) is imposed in a mechanical fashion without regard to whether the insider intended to violate the section. Good faith, therefore, is not a defense. All that is necessary for a successful claim is to show that the insider realized “profits” on a short-swing transaction; however, profit, for this purpose, is calculated as the difference between the sale price and the purchase price in the matching transactions, and may be unrelated to the actual gain on the shares sold. When computing recoverable profits on multiple purchases and sales within a six month period, the courts maximize the recovery by matching the lowest purchase price with the highest sale price, the next lowest purchase price with the next highest sale price, and so on. The use of this method makes it possible for an insider to sustain a net loss on a series of transactions while having recoverable profits.

The terms “purchase” and “sale” are construed under Section 16(b) to cover a broad range of transactions, including acquisitions and dispositions in tender offers and certain corporate reorganizations. Moreover, purchases and sales by an insider may be matched with transactions by any person (such as certain family members) whose securities are deemed to be beneficially owned by the insider.

The Section 16 rules are complicated and present ample opportunity for inadvertent error. To avoid unnecessary costs and potential embarrassment for insiders and the Company, officers and directors are strongly urged to consult with a Designated Officer prior to engaging in any transaction or other transfer of Company equity securities regarding the potential applicability of Section 16(b).

F.Prohibition of Short Sales.

Under Section 16(c), insiders are prohibited from effecting “short sales” of the Company’s equity securities. A “short sale” is one involving securities which the seller does not own at the time of sale, or, if owned, are not delivered within 20 days after the sale or deposited in the mail or other usual channels of transportation within five days after the sale. Wholly apart from Section 16(c), the Company prohibits directors and employees from selling the Company’s securities short. This type of activity is inherently speculative in nature and is contrary to the best interests of the Company and its shareholders.

G.Filing Requirements.

1.Form 3, 4 and 5. Under Section 16(a) of the 1934 Act, insiders must file with the SEC public reports disclosing their holdings of and transactions involving, the Company’s equity securities. An initial report on Form 3 must be filed by every insider within 10 days after election or appointment disclosing all equity securities of the Company beneficially owned by the reporting person on the date he became an insider. Even if no securities were owned on that date, the insider must file a report. Any subsequent change in the nature or amount of beneficial ownership by the insider must be reported on Form 4 and filed by the end of the second business day following the date of the transaction. Certain exempt transactions may be reported on Form 5 within 45 days after the end of the fiscal year. The fact that an insider’s transactions during the month resulted in no net change, or the fact that no securities were owned after the transactions were completed, does not provide a basis for failing to report.

All changes in the amount or the form (i.e., direct or indirect) of beneficial ownership (not just purchases and sales) must be reported. Thus, such transactions as gifts ordinarily are reportable. Moreover, an officer or director who has ceased to be an officer or director must report any transactions after termination which occurred within six months of a transaction that occurred while the person was an insider.

The reports under Section 16(a) are intended to cover all securities beneficially owned either directly by the insider or indirectly through others. An insider is considered the direct owner of all Company equity securities held in his or her own name or held jointly with others. An insider is considered the indirect owner of any securities from which he or she obtains benefits substantially equivalent to those of ownership. Thus, equity securities of the Company beneficially owned through partnerships, corporations, trusts, estates and by family members generally are subject to reporting. Absent countervailing facts, an insider is presumed to be the beneficial owner of securities held by his or her spouse and other family members sharing the same household. But an insider is free to disclaim beneficial ownership of these or any other securities being reported if the insider believes there is a reasonable basis for doing so.

It is important that reports under Section 16(a) be prepared properly and filed on a timely basis. The reports must be received at the SEC by the filing deadline. There is no provision for an extension of the filing deadlines, and the SEC can take enforcement action against insiders who do not comply fully with the filing requirements. In addition, the Company is required to disclose in its annual proxy statement the names of insiders who failed to file Section 16(a) reports properly during the fiscal year, along with the particulars of such instances of noncompliance. Accordingly, all directors and officers must notify the a Designated Officer prior to any transactions or changes in their or their family members’ beneficial ownership involving Company shares and are strongly encouraged to avail themselves of the assistance available from a Designated Officer’s office or the Company’s counsel in satisfying the reporting requirements.

2.Schedule 13D and 13G. Section 13(d) of the Exchange Act requires the filing of a statement on Schedule 13D (or on Schedule 13G, in certain limited circumstances) by any person or group which acquires beneficial ownership of more than five percent of a class of equity securities registered under the Exchange Act. The threshold for reporting is met if the shares owned, when coupled with the amount of shares subject to options exercisable within 60 days, exceeds the five percent limit.

A report on Schedule 13D is required to be filed with the SEC and submitted to the Company within ten days after the reporting threshold is reached. If a material change occurs in the facts set forth in the Schedule 13D, such as an increase or decrease of one percent or more in the percentage of shares beneficially owned, an amendment disclosing the change must be filed promptly. A decrease in beneficial ownership to less than five percent is per se material and must be reported.

A person is deemed the beneficial owner of securities for purposes of Section 13(d) if such person has or shares voting power (i.e., the power to vote or direct the voting of the securities) or dispositive power (i.e., the power to sell or direct the sale of the securities). As is true under Section 16(a) of the Securities Exchange Act of 1934, a person filing a Schedule 13D may disclaim beneficial ownership of any securities attributed to him or her if he or she believes there is a reasonable basis for doing so.

3.Form 144. As described above under the discussion of Rule 144, an affiliate seller relying on Rule 144 must file a notice of proposed sale with the SEC at the time the order to sell is placed with the broker unless the amount to be sold during any three-month period neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000.